PERTH, AUSTRALIA
Title Open Briefing. Orbital Engine Corp.
CEO on Bajaj, Outlook

Record of interview

corporatefile.com.au
Orbital Engine Corporation Limited recently announced a technical cooperation agreement with Bajaj Auto Limited, one of Indias largest producers of two and three wheeler vehicles.
How will Orbital derive revenue under the agreement and what are the implications for earnings going forward.

CEO Peter Cook
Our arrangement with Bajaj is a fairly standard licence and royalty agreement. A small amount of the licence fee was payable on the signing of the agreement and certain milestone payments are due over the next 12 months or so. Then, once Bajaj goes into production, we will derive a royalty from every unit made.

The implications for earnings are twofold. Firstly, the volume and size of the Bajaj autorickshaw market is significant relative to those of other licences we hold. We are hopeful it will prove to be of a similar value to the Mercury royalty stream for us.
Secondly, this is the first time our product will be used on a commercial vehicle autorickshaws are predominantly taxis in India and the fuel benefits will have a significant meaning for the operator. We are hopeful we will see significant market penetration and growth in the sector overall.

corporatefile.com.au
The agreement gives Bajaj exclusive use of Orbitals fuel injection technology on its autorickshaws for three years following the commencement of production. Why was it necessary to provide exclusivity. Does this relate only to the Indian market.

CEO Peter Cook
The exclusivity is only in the Indian market and is restricted to a particular capacity range of two stroke engines. We agreed to this because Bajaj has pioneered, grown and developed this market sector and it wanted to make certain there were no competitive pressures from other manufacturers moving into the sector with what it sees as the superior technology.

corporatefile.com.au
What other opportunities are there for Orbital in the Indian market.

CEO Peter Cook
This is our first venture with a commercial vehicle and our first venture into the Indian marketplace, so we have to tread a little warily. We are optimistic however, that with some success in this sector, and particularly with our emissions and fuel economy demonstrated on a commercial vehicle, there will be other opportunities over time.

corporatefile.com.au
Orbital said at its first half results announcement that it expected the results of the second half ending June 2004 to be in line with the first half, excluding any foreign exchange gains or losses. First half net profit was 2.1 million dollars.
How do results so far in the half compare with this expectation.

CEO Peter Cook
At the time, we also alerted the market that one of the sectors where we derive royalties, the 50cc scooter market in Europe, was reasonably volatile with manufacturers under profit pressure from changing market circumstances. We are still concerned about that, and the position could deteriorate, but on our current reading of the environment in Europe, we believe our second half should be consistent with our first half.

I should also add that despite these concerns in Europe, we have a greater level of confidence about the market for outboards. Current indications are quite positive for Mercurys
Optimax range in North America.

corporatefile.com.au
Is the volatility of the 50cc market in Europe a cyclical event, or are there signs that it could be a structural change that could have a long term impact.

CEO Peter Cook
It could be either. Like a lot of European manufacturers, our licensees have found it very difficult to sustain a position against imported Asian products. But they are moving to secure manufacturing points in Asia, so we are hopeful that this is just a cyclical shake out.


corporatefile.com.au
Orbitals overhead expenses fell to 7.2 million dollars in the first half from 10.6 million dollars in the previous corresponding period. What has been the trend in overheads in the second half and to what extent will your head office relocation contribute to lowering costs over the remainder of the year and going forward.

CEO Peter Cook
There will be some minor savings in terms of occupancy and related costs, but we are not seeing any significant change in overheads compared with the first half. We have got our overheads fairly stable and where we want them to be.

corporatefile.com.au
Can you give any guidance on the level of any one off costs that might be associated with the head office relocation. To what extent are these cash costs.

CEO Peter Cook
The one off costs were all cash and amounted to some 950,000 dollars. They were either fully provided for in earlier financial periods or will be capitalised and therefore will have no impact on this years profit. The costs related to two elements, the termination and make good obligations under the lease and the refurbishment of one of our existing buildings into which we have relocated.

corporatefile.com.au
Orbital reduced its net operating cash outflow to 0.3 million dollars in the first half, compared with 6.1 million dollars previously.
The result included some final redundancy payments relating to the Synerject restructure. As you generate positive cash from operations, what will be your priorities for employing the cash.

CEO Peter Cook
We now want to rekindle some support work for our underlying Orbital combustion process technology, and particularly second generation products for OEMs that have our product out in the marketplace.
Our first generation products been in the market for upwards of five to six years, so we will be looking to do some product improvement aimed at lowering cost for the OEM, achieving easier application and reducing the number of components.

This will be a very focused development spend, not a research spend, and will be driven off the needs of our customers.
We would therefore expect it to be reflected fairly quickly in improved royalties and improved market penetration.

corporatefile.com.au
Orbitals shares are currently trading at around 0.15 cents, more than 30 percent below their 52 week high of 0.22 cents in September. Given you are still within the period during which the New York Stock
Exchange is monitoring the company for compliance with its listing rules, does the share price fall have any implications for your NYSE listing.

CEO Peter Cook
The answers got to be yes. One of the issues the NYSE considers is market capitalisation, so decline in share price is relevant. We have now been monitored by the NYSE for 18 months, and we are not fully meeting all of their requirements although we are requesting that the company be allowed to continue to trade on the exchange on the basis that we expect to move back into a position of full compliance in the medium term.

We are committed to ensuring that our US based shareholders have an accessible market on which to trade their ADRs and our preference is to remain listed on the NYSE. In the event that proves not to be possible, we will canvass alternate markets in the US.

corporatefile.com.au
Thank you Peter.


ENDS
Orbital is an international developer of engine and related technologies, providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western
Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region.
Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western
Australia, Orbital stock is traded on the Australian Stock
Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS:Website
http://www.orbeng.com.au/
Australia:  Mr Peter Cook
Chief Executive Officer
Tel: +61 8 9441 2311 USA: Tel: 1866 714 0668